EXHIBIT 99.1



                             [PUBLICIS GROUPE LOGO]

--------------------------------------------------------------------------------
                                 PRESS RELEASE
--------------------------------------------------------------------------------

        Contacts at Publicis Groupe:
        Pierre Benaich, Investor Relations         +33 1 4443 6500
        Eve Magnant, Corporate Communications      +33 1 4443 7025



                       PUBLICIS GROUPE--3RD QUARTER 2005
                             REVENUES: (EURO) 1001M
                                    UP 7.4%
                             ORGANIC GROWTH: +6.2%
                                 NEW BUSINESS:
                       US$2.1 BILLION ((EURO)1.7 BILLION)
                               TARGETS CONFIRMED



PARIS,  NOVEMBER  2, 2005 -- MAURICE  LEVY,  CHAIRMAN & CEO OF PUBLICIS  GROUPE,
COMMENTS: "WE ARE UNDERSTANDABLY PLEASED WITH THE PERFORMANCE OF PUBLICIS GROUPE IN THE THIRD QUARTER OF 2005, COMING AS IT DOES AFTER AN ALREADY ROBUST FIRST HALF.

IN NEW BUSINESS, TOO, WE HAVE GONE FROM STRENGTH TO STRENGTH, WITH RECENT WINS PROMISING A STREAM OF SUSTAINED GROWTH IN THE FUTURE.

THESE ACHIEVEMENTS, I BELIEVE, ARE THE FRUIT OF TWO KEY ASPECTS OF OUR OWN BUSINESS MODEL. ONE IS THE ABILITY TO EFFECTIVELY ANTICIPATE NEW DEVELOPMENTS IN MEDIA AND IN ADVERTISERS' NEEDS. THE RESULTS CLEARLY UNDERSCORE THIS. TWO, THE EXPERTISE OF OUR TEAMS AND QUALITY OF OUR RESOURCES ARE SECOND TO NONE. THIS IS APPARENT IN THE NEW ACCOUNTS WON IN COMPETITION WITH THE VERY BEST ACROSS ALL GEOGRAPHICAL REGIONS AND IN ALL MARKET SEGMENTS. WE ARE GAINING MARKET SHARE.

IN VIEW OF THESE RESULTS, I CONFIRM MY CONFIDENCE IN PROSPECTS FOR ORGANIC GROWTH AND PROFITABILITY ANNOUNCED AT THE END OF JULY, WHEN WE RAISED OUR TARGET FOR ORGANIC GROWTH TO AT LEAST 6% FULL YEAR AND PREDICTED A RISE IN OPERATING MARGIN COMPARED TO 2004. FINALLY, OUR TALKS WITH RATING AGENCIES ARE NOW IN AN ACTIVE PHASE AND I WOULD REMIND YOU THAT SIMPLIFICATION OF THE BALANCE SHEET REMAINS A PRIORITY."

6.2% ORGANIC RISE IN REVENUES

Business in North America, Asia and Latin America drove organic growth in the third quarter, while Europe made a positive but more modest contribution.

This  reflected  market share gained at the end of 2004 and at the  beginning of
this  year,  with  the  benefits   particularly  apparent  for  media  agencies,
healthcare communications and advertising.


NET NEW BUSINESS A RECORD US$2.1 BILLION

After reaching a record in the first half, New Business remained on a very firm track in the third quarter. Continued pace and the number of new accounts booked again won Publicis Groupe top places in Lehman Brothers (rolling 12 months) and Bear Stearns (YTD) rankings to the end of September.

New accounts booked by Group agencies in the quarter totaled a net US$ 2.1 billion ((euro) 1.7 billion) SETTING THE NET TOTAL FOR FIRST NINE MONTHS AT US$
8.2 BILLION, compared with US$2.6 billion net in the same period of 2004. Accounts booked in the third quarter included L'Oreal CPD (media - Greater Europe), Richemont (media - Europe and US), Wellpoint (advertising - US), and
Fidelity Investment (advertising - Asia). They were followed in October by Gillette (media - worldwide).


THIRD-QUARTER HIGHLIGHTS

Along with healthy revenues and new accounts, the third quarter was marked by the acquisition of a majority interest in UK public relations agency Freud Communications and its integration into Publicis Public Relations and Corporate Communications Group (PRCC). Finally, Publicis Groupe announced exploratory talks with Aegis in September, then, in October, the fact that no offer would be made at this stage.



REVENUES OF THE THIRD QUARTER OF 2005 BY GEOGRAPHY


                           IN MILLION OF EUROS          ORGANIC GROWTH
           --------------------------------------------------------------
            Europe                   377                     +2.3%
            North America            436                     +7.7%
            Asia Pacific             114                    +10.1%
            Latin America             50                     +9.6%
            Rest of World             24                    +30.4%
           --------------------------------------------------------------
            Total                  1,001                     +6.2%

Published figures show a 7.4% rise in revenues from the third quarter of 2004, reflecting in particular the effects of foreign currency translation, which had a positive impact for the first time since the first half of 2002. Changes in the scope of consolidation were negligible over the period.


REVENUES OF THE FIRST NINE MONTHS OF 2005 BY GEOGRAPHY


                           IN MILLION OF EUROS          ORGANIC GROWTH
           --------------------------------------------------------------
            Europe                 1,159                     +3.3%
            North America          1,271                     +6.5%
            Asia Pacific             310                    +10.3%
            Latin America            113                     +9.2%
            Rest of World             60                    +22.0%
           --------------------------------------------------------------
            Total                  2,933                     +6.1%


Published figures show a 5.5% rise in revenues from the same period of 2004.



                                      * *
                                       *


PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES AND SPECIALIZED COMMUNICATIONS including direct marketing, public relations and events, corporate and financial communications,
multicultural    communications,    healthcare   communications.
Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                    APPENDIX

                   NEW BUSINESS IN THE THIRD QUARTER OF 2005


PUBLICIS:
Fidelity (Asia) - Playtex/Wonderbra (Europe) - Buena Vista International (Germany) - Petronas Oil (China) - Bohae Breweries (Korea) - Coca-Cola/Vault, MTV, Wellpoint and TUMI (US) - Jardiland (France).

LEO BURNETT:
Energy Australia and 7-Eleven (Australia) - Inbev and Office of the Deputy Prime Minister (UK).

SAATCHI & SAATCHI:
Bacardi/Dewar's (global) - United Overseas Bank (Malaysia,  Thailand, Singapore)
- P&G/Millstone Coffee and Novartis/Excedrin + Buckley's (US) - Societe Generale (France) - Standard Life (UK) - Krung Thai Bank (Thailand).

OTHER NETWORKS AND AGENCIES:
o Fallon: Vanguard (US).
o Kaplan Thaler Group: Outback Steakhouse (US).
o MS&L : Sanofi-Synthelabo/Taxotere (ext. - US).
o Publicis Consultants : Los Angeles Turf Club (US) - Nestle France corporate, Dexia corporate and Vedior Bis (France).

STARCOM MEDIAVEST GROUP (media consultancy and buying):
AstraZeneca (ext. - US) - CNAMTS and Honda (France) - United Biscuits/Jacob's Bakery and James Villas (UK).

ZENITHOPTIMEDIA (media consultancy and buying):
Richemont (Europe+US) - L'Oreal CPD (Greater Europe) - KTF Telecom (Korea) - Central Lechera Asturiana (Spain) - Kaleidoscope (UK).

SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS):
o Arc Worldwide: Chevrolet (Netherlands) - Network Solutions (US).
o Publicis Healthcare Communications Group: Bayer/Traylol+Levitra (Canada) - AstraZeneca/Seroquel and other projects (US).

Major accounts lost during the quarter were BMW, Dyson and Morgan Stanley in advertising in the US. No major account was lost in media.